SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25

                                               Commission File Numbers 1-12046
                                                                        1-5787

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [  ] Form 11-K  [  ] Form 20-F   [  ] Form 10-Q
 [  ] Form N-SAR

For Period Ended:  March 31, 1999

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:  Not Applicable

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable



                        PART I.  REGISTRANT INFORMATION

Full name
of registrants:  Levitz Furniture Incorporated; Levitz Furniture Corporation


Former name if applicable: ____________________________________________


Address of principal
executive office (Street and Number):  7887 North Federal Highway

City, State and Zip:  Boca Raton, Florida  33487



                       PART II.  RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |
     |   (a)   The reason described in detail in Part III of this form could
     |         not be eliminated without unreasonable effort or expense;
     |
     |   (b)   The subject annual report, semi-annual report, transition
     |         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
     |         thereof will be filed on or before the 15th day following the
     |         prescribed due date; or the subject quarterly report or
|X|  |         transition report on Form 10-Q, or portion thereof will be
     |         filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |   (c)   The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached, if applicable.
     |
     |

                             PART III.  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            As previously disclosed, Levitz Furniture Incorporated (the "Company") and its wholly-owned subsidiary, Levitz Furniture Corporation ("Levitz"), filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code (the "Code") with the United States Bankruptcy Court for the District of Delaware, Wilmington, Delaware 19801 (the "Court"). In connection with the petitions for relief under the Code, the Company and Levitz currently intend to file a Disclosure Statement and Plan of Reorganization (the "Plan") on or prior to July 7, 1999. The Plan will be submitted to the Court for its approval. The substance of the Plan will impact the disclosures required by the Company's and Levitz's Annual Reports on Form 10-K. Because of the impact the of the Plan on the disclosure required by the Company and Levitz in their Annual Reports on Form 10-K, the Company and Levitz are not in a position to finalize their Annual Reports on Form 10-K on a timely basis.

            For the reasons set forth above, the Company's and Levitz's inability to timely file their Annual Reports on Form 10-K for their fiscal years ended March 31, 1999 cannot be eliminated without unreasonable effort or expense. The Company and Levitz intend to file their Annual Reports no later than the fifteenth day after the due date of the Annual Reports.


                          PART IV.  OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification

            Michael E. McCreery
            Senior Vice President and Chief Financial Officer
            of Levitz Furniture Incorporated and
            Levitz Furniture Corporation      (561)             994-6006
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                     (Name)                (Area code)     (Telephone number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [ X ] Yes  [   ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If the answer is yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                       [   ] Yes  [ X ] No



                        Levitz Furniture Incorporated
                         Levitz Furniture Corporation
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                  (Name of registrants as specified in charter)

Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.




Date:  June 28, 1999             By: /s/  Edward P. Zimmer
                                     ---------------------------------------
                                          Edward P. Zimmer
                                          Vice President, Secretary and
                                          General Counsel of Levitz Furniture
                                          Incorporated and
                                          Levitz Furniture Corporation